Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-128071
July 11, 2007

John Deere Capital Corporation
$400,000,000 Floating Rate Notes Due July 16, 2010

Issuer:	John Deere Capital Corporation

Ratings:	A2 by Moody’s Investors Service, Inc. / A by Standard and Poor’s Ratings Services

Format:	Medium Term Notes

Trade Date:	July 11, 2007

Settlement Date (T+3):	July 16, 2007

Maturity Date:	July 16, 2010

Aggregate Principal Amount Offered:	$400,000,000

Coupon:	3M USD LIBOR + 8 bps

Reference Rate:	USD LIBOR Telerate

Coupon Payment Dates:	Quarterly on the 16th of October, January, April, and July commencing on October 16, 2007

Interest Determination Dates:	2 London Business Days

Day Count:	Actual / 360

Price to Public:	100.000%

CUSIP:	24422EQH5

Joint Bookrunners:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc.

Co-Managers:	BBVA Securities Inc., Lazard Capital Markets LLC, Santander Investment Securities Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-877-858-5407 or Deutsche Bank Securities Inc. toll-free at 1-800-503-4611.